

Mail Stop 3030

July 1, 2009

<u>VIA U.S. MAIL AND FAX (905) 943-7560</u>

Bok Wong
Chief Executive Officer, Principal Accounting Officer
Aspire International, Inc.
18 Crown Steel Drive
Markham, Ontario L3R9X8

> **Re:** **Aspire International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed May 4, 2009**
> **File No. 000-23689**

Dear Mr. Bok Wong:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Contractual Obligations and Commercial Commitments

1.   We see that you provided a table of contractual obligations but noted that you did not include your $122,756 commitment related to the access to the mining property discussed in note 13, nor did you include a loan due within 12 months to a related party that you discuss in note 14. We also note that while you show amounts for land use payments in some columns, those amounts were excluded from the total column. Please tell us why these obligations were excluded from the table and ensure that the table properly foots and cross-foots in future filings. While you are not required to provide the information under Item 303(A)(5) of Regulation S-K as a smaller reporting company, when you do your disclosure in future filings should comply with that Item.

Recent Accounting Pronouncements

2.   We note that under paragraph 74 of SFAS 141R that this accounting standard should be applied prospectively to business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In your case that date appears to be January 1, 2009. Please tell us why you disclose that SFAS 141R is not applicable for the company until January 1, 2010. Similarly, please tell us why you will not apply the provisions of SFAS 160 until January 1, 2010 when paragraph 4 of SFAS 160 states that the effective date is for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended December 31, 2008 Compared to December 31, 2007

3.   We see that your revenues in 2008, as compared to 2007, increased by approximately $155,364 or 997%. Please tell us, and to the extent that the financial statements in future filings disclose material increases in revenues, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

4.   In this regard, we noted that cost of sales was $0 in 2007 and $158,420 in 2008. Please tell us why there was no cost of sales in 2007 and clarify the nature of cost of sales in 2008. Revise future filings to discuss any material changes with regards to your results of operations, including cost of sales and related gross profit. We refer you to Item 303 of Regulation S-K.

Liquidity and Capital Resources

5.   We noted on page 23 that you are in default with regards to your promissory notes. Please tell us and revise future filings to disclose material information about the terms defaulted and analyze the impact on the company. We refer you to SEC Release 33-8350.

Financial Statements, page 3

6.   We noted your discussion of a related party, General Resources Company, in Item 13. Please revise your financial statements in future filings to disclose any material related party transactions in accordance with SFAS 57.

Consolidated Balance Sheets, page 4

7.   Please tell us the nature of your customer advances of $746,194. Tell us the nature of the consideration received for the advance and, if not cash, how you valued the consideration.

8.   Please tell us the nature of the accounts common stock subscribed and stock subscriptions receivable. Discuss your accounting for the subscriptions. We note your disclosure in MD&A that while you had an agreement with investors SBI and Westmoreland for a $4 million funding you believe that the possibility of getting the remaining funds is low and you plan to write off the amount of funds that are not received in the near future.

Note 3. Summary of Significant Accounting Policies, page 11

Revenue Recognition, page 11

9.   Please tell us and in future filings describe your major revenue-generating products, services, or arrangements clearly.

10.   In this regard, please tell us and disclose in future filings how you distinguish between sales that you account for on a net basis under EITF 99-19 and those that you record gross. Discuss why the revenue recognition criteria listed in your disclosure only apply to revenue recorded on a gross basis. Refer to SAB Topic 13.

11.   Please disclose when revenue is recognized.

Note 8. Advances to a Non Related Party, page 16

12.   We see from your discussion in note 8 that Aspire Guangxi has a receivable of $517,121 from the management company. However, we noted that this amount is described as an advance to a non related party on the face of the balance sheet. Please reconcile your disclosures and clarify for us the nature of this asset. Confirm that you will revise future filings to clearly describe as necessary.

Note 15. Segment Disclosures, page 23

13.   It appears from your disclosure herein that you have three business segments: Canada (electronic sales), China (mine management), and Hong Kong (import/ export). However, your discussion in note 1 states that you are engaged in two business segments. Please reconcile.

Item 9A(T) Controls and Procedures

14.   We note your disclosure that due to the company's lack of employees it does not have the necessary segregation of duties. However, we do not see where you have disclosed your conclusion as to whether your disclosure controls and procedures were effective or were not effective as of December 31, 2008, which is required by Item 307 of Regulation S-K. Please amend your Form 10-K to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-K.

15.   We note that you did not include a statement explaining that you did not include an attestation report of your registered public accounting firm on internal control over financial reporting substantially in the form provided in Item 308T(a)(4) of Regulation S-K. Please amend your Form 10-K to include the required statement.

16.   Please amend your Form 10-K to disclose in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness. Also disclose when each material weakness was identified, by whom it was identified and when the material weakness first began.

17.   Further, we note that you included a discussion of your material weakness related to the segregation of duties in 'Item 10. Directors and Executive Officers & Corporate Governance' under 'Internal Control over Financial Reporting.' Please amend your Form 10-K to include a discussion of this material weakness in your disclosure under Item '9A(T) Controls and Procedures.' Please also reconcile why this disclosure refers to management noting only one material weakness given the disclosure under Item 9A(T) that you identified material weaknesses relating to accounting for equity transactions, document control, account analysis and reconciliation.

Certifications Exhibit 31.1 and 31.2

18.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K.

19.   We note the following:

- You added the phrases '(the "Report") and '(the "Registrant") in paragraph 1;
- Your replaced the word 'report' with the word 'Report' in paragraphs 2 and 3,
- Your replaced the word 'registrant' with the word 'Registrant' in paragraphs 3, 4, 4(c), 4(d), 5 and 5(a);
- You replaced the phrase 'and have' with the phrase 'and I have' in the paragraph 4;
- You did not capitalize the first letter at the beginning of paragraph 4(c), 4(d), 5(a) and 5(b);
- You replaced the word 'registrant' with the words 'small business issuer' in paragraph 4(a);
- You replaced the word 'prepared' with the word 'provided' in paragraph 4(a)
- You removed the word 'and' from the end of paragraph 4(c);
- You removed the 's' from the end of the word 'functions' in paragraph 5; and
- You removed the phrase 'and material weaknesses' from paragraph 5(a).

Please revise the certifications in future filings, including any amendments to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q

20.   Please tell us when you intend to file your Form 10-Q for the quarterly period ended March 31, 2009.

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant